                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------
                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from        to
                               ------    ------

                          Commission file number
                                                --------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              U.S. Robotics Corporation 401(k) Retirement Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     3Com Corporation
                     5400 Bayfront Plaza
                     Santa Clara, California 95052-8145

                                             U.S. Robotics Corporation 401(k)
                                                      Retirement Savings Plan


                              REQUIRED INFORMATION

The U.S. Robotics Corporation 401(k) Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                            U.S. ROBOTICS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN
                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                                  TOGETHER WITH
                          INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 1998 AND 1997




                              MORRIS, DAVIS, CHAN
                          Certified Public Accountants

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits                               2

Statements of Changes in Net Assets Available for Benefits                  3-4

Notes to Financial Statements                                              5-11

Supplemental Schedule:                                                       12
    Schedule of Reportable Transactions                                      13

                          INDEPENDENT AUDITORS' REPORT

Administrative Committee
  U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN (the
Plan), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the year ended December 31, 1998 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 26, 1999

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1998 AND 1997


                                                 1998               1997
                                           ---------------     --------------
Assets:

  Investments at fair value                $           ---     $   63,119,224
  Participant loans                                    ---          2,016,905
                                           ---------------     --------------
         Total investments                             ---         65,136,129
                                           ---------------     --------------
  Cash                                                 ---                ---
                                           ---------------     --------------
  Receivables

     Employer contributions                            ---          2,040,069
     Participant contributions                         ---          1,254,461
     Other                                             ---             24,488
                                           ---------------     --------------
         Total receivables                             ---          3,319,018
                                           ---------------     --------------
     Total assets                                      ---         68,455,147

Liabilities:                                           ---                ---
                                           ---------------     --------------
Net assets available for benefits          $           ---     $   68,455,147
                                           ---------------     --------------
                                           ---------------     --------------

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                              AETC
                                                                                           Collective               IDS
                                                                       Money                 Funds-                 Bond
                                                                    Market Fund              Equity                 Fund
                                                                 -------------------  ---------------------  -------------------
Additions to net assets attributed to:
    Investment income

      Interest and dividends                                     $          166,307   $             26,663   $          164,960
      Net appreciation (depreciation) in fair value
        of investments                                                            -              2,153,927               (2,337)
                                                                 -------------------  ---------------------  -------------------
                                                                            166,307              2,180,590              162,623
                                                                 -------------------  ---------------------  -------------------
    Contributions
      Participants' elective deferral and rollovers                         582,552              1,438,783              459,562
      Employer                                                                    -                393,111              132,992
                                                                 -------------------  ---------------------  -------------------
                                                                            582,552              1,831,894              592,554
                                                                 -------------------  ---------------------  -------------------
        Total additions                                                     748,859              4,012,484              755,177
                                                                 -------------------  ---------------------  -------------------
Deductions from net assets attributed to:
    Benefits paid to participants                                           571,742                940,965              198,202
                                                                 -------------------  ---------------------  -------------------
        Total deductions                                                    571,742                940,965              198,202
                                                                 -------------------  ---------------------  -------------------
Net increase (decrease) prior to loans, net
    and transfers between funds                                             177,117              3,071,519              556,975
Loans, net                                                                  (45,259)               (94,369)             (27,457)
Transfers betweeen funds                                                     11,478              1,425,171             (104,951)
Transfer to 3Com Corporation 401(k) Plan                                 (5,116,631)           (17,354,604)          (4,125,831)
                                                                 -------------------  ---------------------  -------------------
        Net decrease                                                     (4,973,295)           (12,952,283)          (3,701,264)
Net assets available for benefits
    Beginning of year                                                     4,973,295             12,952,283            3,701,264
                                                                 -------------------  ---------------------  -------------------
    End of year                                                  $                -   $                  -   $                -
                                                                 -------------------  ---------------------  -------------------
                                                                 -------------------  ---------------------  -------------------





                                                                          IDS                   AIM                   New
                                                                        Mutual             Constellation           Dimensions
                                                                         Fund                  Fund                   Fund
                                                                  --------------------  --------------------  ---------------------
Additions to net assets attributed to:
    Investment income

      Interest and dividends                                      $           173,395   $            20,350   $             32,136
      Net appreciation (depreciation) in fair value
        of investments                                                        193,634               480,923              2,375,344
                                                                  --------------------  --------------------  ---------------------
                                                                              367,029               501,273              2,407,480
                                                                  --------------------  --------------------  ---------------------
    Contributions
      Participants' elective deferral and rollovers                           871,052             1,267,563              1,870,779
      Employer                                                                256,217               314,439                501,022
                                                                  --------------------  --------------------  ---------------------
                                                                            1,127,269             1,582,002              2,371,801
                                                                  --------------------  --------------------  ---------------------
        Total additions                                                     1,494,298             2,083,275              4,779,281
                                                                  --------------------  --------------------  ---------------------
Deductions from net assets attributed to:
    Benefits paid to participants                                             615,815               628,809              1,398,031
                                                                  --------------------  --------------------  ---------------------
        Total deductions                                                      615,815               628,809              1,398,031
                                                                  --------------------  --------------------  ---------------------
Net increase (decrease) prior to loans, net
    and transfers between funds                                               878,483             1,454,466              3,381,250
Loans, net                                                                    (27,776)              (24,278)              (118,134)
Transfers betweeen funds                                                     (234,350)             (143,440)              (154,474)
Transfer to 3Com Corporation 401(k) Plan                                   (9,119,327)           (7,230,852)           (18,224,782)
                                                                  --------------------  --------------------  ---------------------
        Net decrease                                                       (8,502,970)           (5,944,104)           (15,116,140)
Net assets available for benefits
    Beginning of year                                                       8,502,970             5,944,104             15,116,140
                                                                  --------------------  --------------------  ---------------------
    End of year                                                   $               ---   $                ---   $                ---
                                                                  --------------------  --------------------  ---------------------
                                                                  --------------------  --------------------  ---------------------



                                                                                  3Com
                                                         Templeton            Corporation           Participant
                                                          Foreign               Company                 Loan
                                                           Fund                Stock Fund               Fund               Total
                                                    --------------------  ---------------------  -------------------  -------------
Additions to net assets attributed to:
    Investment income
      Interest and dividends                        $            15,798   $             23,310   $           92,912   $     715,831
      Net appreciation (depreciation) in fair value
        of investments                                           32,892             (2,882,607)                 ---       2,351,776
                                                    --------------------  ---------------------  -------------------  -------------
                                                                 48,690             (2,859,297)              92,912       3,067,607
                                                    --------------------  ---------------------  -------------------  -------------
    Contributions
      Participants' elective deferral and rollovers             835,544              1,271,379                  ---       8,597,214
      Employer                                                  212,970                361,316                  ---       2,172,067
                                                    --------------------  ---------------------  -------------------  -------------
                                                              1,048,514              1,632,695                  ---      10,769,281
                                                    --------------------  ---------------------  -------------------  -------------
        Total additions                                       1,097,204             (1,226,602)              92,912      13,836,888
                                                    --------------------  ---------------------  -------------------  -------------
Deductions from net assets attributed to:
    Benefits paid to participants                               371,487                410,010              166,382       5,301,443
                                                    --------------------  ---------------------  -------------------  -------------
        Total deductions                                        371,487                410,010              166,382       5,301,443
                                                    --------------------  ---------------------  -------------------  -------------
Net increase (decrease) prior to loans, net
    and transfers between funds                                 725,717             (1,636,612)             (73,470)      8,535,445
Loans, net                                                      (19,749)               (56,111)             413,133           ---
Transfers betweeen funds                                       (268,864)              (530,570)                   -           ---
Transfer to 3Com Corporation 401(k) Plan                     (5,457,028)            (8,004,969)          (2,356,568)    (76,990,592)
                                                    --------------------  ---------------------  -------------------  -------------
        Net decrease                                         (5,019,924)           (10,228,262)          (2,016,905)    (68,455,147)
Net assets available for benefits
    Beginning of year                                         5,019,924             10,228,262            2,016,905      68,455,147
                                                    --------------------  ---------------------  -------------------  -------------
    End of year                                     $               ---   $                ---   $              ---   $       ---
                                                    --------------------  ---------------------  -------------------  -------------
                                                    --------------------  ---------------------  -------------------  -------------

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                             AETC
                                                                                          Collective                IDS
                                                                       Money                Funds-                  Bond
                                                                    Market Fund             Equity                  Fund
                                                                 ------------------   --------------------   -------------------
Additions to net assets attributed to:
    Investment income
      Interest and dividends                                      $        207,888     $               39    $          252,387
      Net appreciation (depreciation) in fair value
        of investments                                                         ---              2,694,663                34,936
                                                                 ------------------   --------------------   -------------------
                                                                           207,888              2,694,702               287,323
                                                                 ------------------   --------------------   -------------------
    Contributions
      Participants' elective deferral and rollovers                      1,140,374              2,634,710             1,034,231
      Employer                                                             559,237              1,025,485               451,304
                                                                 ------------------   --------------------   -------------------
                                                                         1,699,611              3,660,195             1,485,535
                                                                 ------------------   --------------------   -------------------
        Total additions                                                  1,907,499              6,354,897             1,772,858
                                                                 ------------------   --------------------   -------------------
Deductions from net assets attributed to:
    Benefits paid to participants                                          290,050                526,746               176,759
                                                                 ------------------   --------------------   -------------------
        Total deductions                                                   290,050                526,746               176,759
                                                                 ------------------   --------------------   -------------------
Net increase (decrease) prior to loans, net
    and transfers between funds                                          1,617,449              5,828,151             1,596,099
Loans, net                                                                (114,911)              (172,795)              (66,197)
Transfers betweeen funds                                                   197,239                334,890                12,588
                                                                 ------------------   --------------------   -------------------
        Net increase                                                     1,699,777              5,990,246             1,542,490
Net assets available for benefits
    Beginning of year                                                    3,273,518              6,962,037             2,158,774
                                                                 ------------------   --------------------   -------------------
    End of year                                                   $      4,973,295     $       12,952,283    $        3,701,264
                                                                 ------------------   --------------------   -------------------
                                                                 ------------------   --------------------   -------------------

                                                                          IDS                    AIM                    New
                                                                         Mutual             Constellation           Dimensions
                                                                          Fund                  Fund                   Fund
                                                                  ---------------------  --------------------   -------------------
Additions to net assets attributed to:
    Investment income
      Interest and dividends                                       $         1,157,984    $          391,972     $        1,076,165
      Net appreciation (depreciation) in fair value
        of investments                                                          44,610                65,308              1,500,602
                                                                  ---------------------  --------------------   -------------------
                                                                             1,202,594               457,280              2,576,767
                                                                  ---------------------  --------------------   -------------------
    Contributions
      Participants' elective deferral and rollovers                          2,018,847             2,494,437              3,963,678
      Employer                                                                 880,216               923,849              1,585,555
                                                                  ---------------------  --------------------   -------------------
                                                                             2,899,063             3,418,286              5,549,233
                                                                  ---------------------  --------------------   -------------------
        Total additions                                                      4,101,657             3,875,566              8,126,000
                                                                  ---------------------  --------------------   -------------------
Deductions from net assets attributed to:
 Benefits paid to participants                                              541,753               250,876                964,315
                                                                  ---------------------  --------------------   -------------------
        Total deductions                                                       541,753               250,876                964,315
                                                                  ---------------------  --------------------   -------------------
Net increase (decrease) prior to loans, net
    and transfers between funds                                              3,559,904             3,624,690              7,161,685
Loans, net                                                                    (158,370)              (70,837)              (176,467
Transfers betweeen funds                                                      (280,743)             (348,697)              (539,635
                                                                  ---------------------  --------------------   -------------------
        Net increase                                                         3,120,791             3,205,156              6,445,583
Net assets available for benefits
    Beginning of year                                                        5,382,179             2,738,948              8,670,557
                                                                  ---------------------  --------------------   -------------------
    End of year                                                    $         8,502,970    $        5,944,104     $       15,116,140
                                                                  ---------------------  --------------------   -------------------
                                                                  ---------------------  --------------------   -------------------

                                                                                   3Com
                                                          Templeton             Corporation           Participant
                                                           Foreign                Company                Loan
                                                             Fund               Stock Fund               Fund               Total
                                                     ---------------------  --------------------   ------------------   ----------
Additions to net assets attributed to:
    Investment income
      Interest and dividends                          $           508,696    $               74    $         112,536    $ 3,707,741
      Net appreciation (depreciation) in fair value
        of investments                                           (320,311)           (1,031,531)                 ---      2,988,277
                                                     ---------------------  --------------------   ------------------   -----------
                                                                  188,385            (1,031,457)             112,536      6,696,018
                                                     ---------------------  --------------------   ------------------   -----------
    Contributions
      Participants' elective deferral and rollovers             1,680,218             3,142,651                  ---     18,109,146
      Employer                                                    654,398             1,472,336                  ---      7,552,380
                                                     ---------------------  --------------------   ------------------   -----------
                                                                2,334,616             4,614,987                  ---     25,661,526
                                                     ---------------------  --------------------   ------------------   -----------
        Total additions                                         2,523,001             3,583,530              112,536     32,357,544
                                                     ---------------------  --------------------   ------------------   -----------
Deductions from net assets attributed to:
    Benefits paid to participants                                 306,189               448,322              146,388      3,651,398
                                                     ---------------------  --------------------   ------------------   -----------
        Total deductions                                          306,189               448,322              146,388      3,651,398
                                                     ---------------------  --------------------   ------------------   -----------
Net increase (decrease) prior to loans, net
    and transfers between funds                                 2,216,812             3,135,208              (33,852)    28,706,146
Loans, net                                                        (57,705)             (186,493)           1,003,775          ---
Transfers betweeen funds                                           48,804               575,554                  ---          ---
                                                     ---------------------  --------------------   ------------------   -----------
        Net increase                                            2,207,911             3,524,269              969,923     28,706,146
Net assets available for benefits
    Beginning of year                                           2,812,013             6,703,993            1,046,982     39,749,001
                                                     ---------------------  --------------------   ------------------   -----------
    End of year                                       $         5,019,924    $       10,228,262    $       2,016,905    $68,455,147
                                                     ---------------------  --------------------   ------------------   -----------
                                                     ---------------------  --------------------   ------------------   -----------

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF THE PLAN

A. GENERAL:

The U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN (the "Plan") is a defined contribution plan that covers substantially all employees of the U.S. Robotics Corporation (the "Employer" or "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

B. ELIGIBILITY:

Each eligible employee shall commence participation on the entry date corresponding with or next following the later of: (1) the date the employee completes three months of service or (2) the date the employee attains age 21. The Plan excludes certain categories of employees. The Plan's entry dates are the first day of each calendar month.

A year of service, for purposes of eligibility and vesting, is credited for each twelve consecutive month period in which an employee completes at least 1,000 hours of service.

C. PARTICIPANT CONTRIBUTIONS:

A participant may elect to make salary deferral contributions in the amount of 1% to 15% of the participant's eligible compensation. However, the maximum before-tax salary deferral that a participant may contribute is limited to $10,000 and $9,500 in 1998 and 1997, respectively.

D. EMPLOYER CONTRIBUTIONS:

The Employer will make a matching contribution equal to a percentage of eligible compensation. In 1998 and 1997, the Employer contributed $.50 per dollar of participant contributions, up to a maximum of 6% of eligible compensation in each payroll period.

In addition to the above matching contributions, in Plan year 1997, the Employer contributed an additional amount of $500 to all participants who were authorizing contributions to the Plan, were actively employed, and either completed 1,000 hours of service as of the last day of the Plan year or who terminated their employment with the Company during the Plan year as a result of attaining normal retirement age (65), death, or disability. No additional contributions were made by the Employer during 1998.

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 - DESCRIPTION OF THE PLAN - (CONTINUED)

E. PARTICIPANT ACCOUNTS:

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (or losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

F. PARTICIPANT ELECTIONS:

Participants have the opportunity to change the percentage of their salary deferred on the first day of any calendar month. At any time, participants may change the allocation percentage of their deferrals to the funds or transfer balances between funds, with the changes to be effective as soon as administratively practical.

G. INVESTMENT OPTIONS:

MONEY MARKET FUND - The American Express Trust Money Market Fund's investment objective is to provide as high a level of current interest income as is consistent with maintaining liquidity and stability of principal.

AETC COLLECTIVE FUNDS - Equity - The American Express Trust Equity Index Fund is an equity collective fund whose investment objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500).

IDS BOND FUND - The Bond Fund's investment objective is to provide shareholders with a high level of current income while attempting to conserve the value of the investment and to continue a high level of income for the longest period of time.

IDS MUTUAL FUND - The Mutual Fund's investment objective is to provide shareholders with a balance of growth of capital and current income.

AIM CONSTELLATION FUND - The AIM Constellation Fund's investment objective is to seek capital appreciation primarily through investments in common stock of emerging growth companies.

NEW DIMENSIONS FUND - The New Dimensions Fund's investment objective is to provide shareholders with long-term growth of capital.

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN - (CONTINUED)

G. INVESTMENT OPTIONS: (Continued)

TEMPLETON FOREIGN FUND - The Foreign Fund's investment objective is long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

3COM CORPORATION COMPANY STOCK FUND - The 3Com Corporation Company Stock Fund's (formerly the Fund held U.S. Robotics Corporation Common Stock) investment objective is capital appreciation through investments, primarily in shares of 3Com Corporation Common Stock.

H. VESTING:

Participants are fully vested in their salary deferral contributions and rollover contributions. Participants' account balances arising from employer contributions are vested based on a three-year graded vesting schedule. All accounts are fully vested after three years. Full vesting also occurs upon obtaining normal retirement age, death, or disability.

I. DISTRIBUTIONS:

Upon attaining normal retirement age, death, financial hardship, termination of employment or disability, participants can receive distributions of their vested account balances. Generally any distribution will be made in a single lump sum with certain exceptions for those employees who participated under a previous plan that offered forms of distribution in addition to single lump-sum payments.

Due to the Plan merger discussed in Note 6, there were no amounts due to participants who had separated from service as of December 31, 1998. As of December 31, 1997, amounts due to participants who had separated from service were $441,814.

J. LOANS:

Loans to participants who are employees or parties-in-interest may be made for any purpose. A participant may borrow a maximum of 50% of his account balance, but not more than $50,000. The $50,000 limit is reduced by the highest outstanding loan balance during the one year period preceding the date of a new loan.

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN - (CONTINUED)

K. ADMINISTRATION:

The day to day administration of the Plan is overseen by an Administrative Committee consisting of Company officers. The Company is the Plan Administrator. American Express Trust, Inc. served as Trustee and Record-keeper.

L. FORFEITURES:

Forfeitures resulting from the termination of a participant whose account is not 100% vested at such time, can be used by the Plan to reduce employer contributions or to pay administrative expenses. For the year ended December 31, 1998, forfeitures were used to reduce employer matching contributions. For the year ended December 31, 1997, forfeited non-vested accounts remained in a forfeiture holding account.

M. ADMINISTRATIVE EXPENSES:

For the years ended December 31, 1998 and 1997, all administrative expenses of the Plan were paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee benefit plans, and in accordance with the terms of the Plan Agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

A. ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

B. INVESTMENT VALUATION:

Investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Participant loans are valued at cost, which approximates fair value.

C. INVESTMENT TRANSACTIONS AND INCOME:

Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on the sale of securities are computed on each individual security.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis as earned.

The aggregate of (a) the net unrealized appreciation or depreciation in the fair value of investments for the years ended December 31, 1998 and 1997, and (b) the net realized gains (losses) on dispositions of investments during the years is reflected as net appreciation (depreciation) in the fair value of investments.

D. PAYMENT OF BENEFITS:

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has received a determination letter dated April 24, 1998 from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code, ("IRC"), therefore, no provision has been made for taxes.

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 - INVESTMENTS

A schedule which represents the values as defined in Note 2 of the Plan's investments at December 31, 1997 is as follows:

Investments at fair value as determined by quoted market prices:

Money Market Fund                                         $ 4,724,188 *
AETC Collective Funds - Equity                             12,438,766 *
IDS Bond Fund                                               3,509,631 *
IDS Mutual Fund                                             8,157,366 *
AIM Constellation Fund                                      5,503,340 *
New Dimensions Fund                                        14,482,240 *
Templeton Foreign Fund                                      4,728,685 *
3Com Corporation Company Stock Fund                         9,575,008 *
                                                          -------------
                                                          $63,119,224

Participant loans, at estimated fair value                  2,016,905
                                                          -------------

     Total investments                                     $2,016,905
                                                          =============

* Represents 5% or more of net assets.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1998 and 1997 to Form 5500:

                                                                                 1998             1997
                                                                            -------------     -------------
Net assets available for benefits per the financial statement  s            $     ---         $68,455,147

Less: Amounts allocated to terminated participants                                               (441,814)
                                                                                  ---
                                                                           -------------      ------------
Net assets available for benefits per Form 5500                            $      ---         $68,455,147
                                                                           =============      ============

            U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 1998 and 1997 to Form 5500:


                                                                                1998                1997
                                                                            -------------      -------------
Benefits paid to participants per the financial statements                   $ 5,301,443       $  3,651,398

Add: Amounts allocated to withdrawing participants
     at end of year                                                               ---               441,814

Less: Amounts allocated to withdrawing participants
      at beginning of year                                                      (441,814)            ---
                                                                            -------------      -------------
Benefits paid to participants per Form 5500
                                                                              $4,859,629         $4,093,212
                                                                            ==============     =============

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to year end but not yet paid as of that date. Due to the Plan merger discussed in Note 6, there were no amounts allocated to withdrawing participants as of December 31, 1998.

NOTE 6 - PLAN MERGER

On June 12, 1997, U.S. Robotics Corporation merged with 3Com Corporation, with 3Com Corporation as the surviving corporate entity. Effective June 12, 1997, the U.S. Robotics Company Stock Fund Investment Option was converted to the 3Com Corporation Company Stock Fund. Each share of U.S. Robotics common stock was converted to 1.75 shares of 3Com Corporation common stock pursuant to the terms of the merger agreement. U.S. Robotics Corporation, as a wholly owned subsidiary of 3Com Corporation continued as the "Employer" or "Company" and the Plan Administrator until the Plan merged with and into the 3Com Corporation 401(k) Plan during August 1998.

                              SUPPLEMENTAL SCHEDULE

          U.S. ROBOTICS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                        EIN 36-3994412 Plan No. 001
          Form 5500 Line 27d -- Schedule of Reportable Transactions
                    For the Year Ended December 31, 1998

                        (a)                                        (b)                          (c)                   (d)
                 Identity of Party                                                           Purchase               Selling
                      Involved                           Description of Asset                 Price                 Price
------------------------------------------------   ---------------------------------  --------------------  --------------------
Category (I) - Single Transactions

American Express Trust, Inc.                       Money Market Fund II                $                -    $        5,116,631
American Express Trust, Inc.                       Equity Index Fund                                    -            17,354,608
American Express Trust, Inc.                       IDS Bond Fund                                        -             4,125,831
American Express Trust, Inc.                       IDS Mutual Fund                                      -             9,119,149
AIM Equity Fund Inc.                               Constellation Fund                                   -             7,230,855
American Express Financial Advisors                IDS New Dimensions Fund                              -            18,224,782
Templeton Funds Inc.                               Foreign Fund                                         -             5,457,030
3Com Corporation                                   Common Stock                                 8,002,418                     -
3Com Corporation                                   Common Stock                                         -             8,002,418

Category (iii) - Series of Transactions

American Express Trust, Inc.                       Money Market Fund I                          4,176,451                     -
American Express Trust, Inc.                       Money Market Fund I                                  -             4,602,185
American Express Trust, Inc.                       Money Market Fund II                         2,194,714                     -
American Express Trust, Inc.                       Money Market Fund II                                 -             1,802,272
American Express Trust, Inc.                       Equity Index Fund                            3,792,463                     -
American Express Trust, Inc.                       Equity Index Fund                                    -             1,030,318
American Express Financial Advisors                IDS New Dimensions Fund                      3,181,288                     -
American Express Financial Advisors                IDS New Dimensions Fund                              -             1,814,013
3Com Corporation                                   Common Stock                                 2,676,247                     -
3Com Corporation                                   Common Stock                                         -               927,969

                      (a)                                 (e)              (f)                  (g)
               Identity of Party                         Lease        Incurred with             Cost
                      Involved                            Rental        Transaction            of Asset
------------------------------------------------      -------------  -----------------   -------------------
Category (I) - Single Transactions

American Express Trust, Inc.                                N/A      $        -          $        5,116,631
American Express Trust, Inc.                                N/A               -                  12,384,582
American Express Trust, Inc.                                N/A               -                   4,088,600
American Express Trust, Inc.                                N/A               -                   8,982,453
AIM Equity Fund Inc.                                        N/A               -                   6,794,946
American Express Financial Advisors                         N/A               -                  14,403,801
Templeton Funds Inc.                                        N/A               -                   5,635,626
3Com Corporation                                            N/A               -                           -
3Com Corporation                                            N/A               -                  11,532,074

Category (iii) - Series of Transactions

American Express Trust, Inc.                                N/A               -                           -
American Express Trust, Inc.                                N/A               -                   4,602,185
American Express Trust, Inc.                                N/A               -                           -
American Express Trust, Inc.                                N/A               -                   1,802,272
American Express Trust, Inc.                                N/A               -                           -
American Express Trust, Inc.                                N/A               -                     688,037
American Express Financial Advisors                         N/A               -                           -
American Express Financial Advisors                         N/A               -                   1,418,357
3Com Corporation                                            N/A               -                           -
3Com Corporation                                            N/A               -                   1,022,431

                      (a)                                   (h)                    (i)
                                                       Current Value
               Identity of Party                        of Asset on             Net Gain
                      Involved                         Transaction Date         or (Loss)
------------------------------------------------    ---------------------   ------------------
Category (I) - Single Transactions

American Express Trust, Inc.                        $          5,116,631    $               -
American Express Trust, Inc.                                  17,354,608            4,970,026
American Express Trust, Inc.                                   4,125,831               37,231
American Express Trust, Inc.                                   9,119,149              136,696
AIM Equity Fund Inc.                                           7,230,855              435,909
American Express Financial Advisors                           18,224,782            3,820,981
Templeton Funds Inc.                                           5,457,030             (178,596)
3Com Corporation                                               8,002,418                    -
3Com Corporation                                               8,002,418           (3,529,656)

Category (iii) - Series of Transactions

American Express Trust, Inc.                                   4,176,451                    -
American Express Trust, Inc.                                   4,602,185                    -
American Express Trust, Inc.                                   2,194,714                    -
American Express Trust, Inc.                                   1,802,272                    -
American Express Trust, Inc.                                   3,792,463                    -
American Express Trust, Inc.                                   1,030,318              342,281
American Express Financial Advisors                            3,181,288                    -
American Express Financial Advisors                            1,814,013              395,656
3Com Corporation                                               2,676,247                    -
3Com Corporation                                                 927,969              (94,462)

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the U.S. Robotics Corporation 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               U.S ROBOTICS CORPORATION 401(k)
                                               RETIREMENT SAVINGS PLAN
                                               ------------------------------
                                                       (Name of plan)

Date:  June 23,1999                            By: /s/ Arthur Taylor
                                               ------------------------------
                                                        (Signature)

                                               Name:  Arthur Taylor
                                               Title: Treasurer
                                               3COM CORPORATION ON BEHALF
                                               OF THE PLAN ADMINISTRATOR OF THE
                                               U.S. ROBOTICS CORPORATION 401(k)
                                               RETIREMENT SAVINGS PLAN

                   [MORRIS, DAVIS & CHAN, LLP LETTERHEAD]


           CONSENT OF MORRIS, DAVIS & CHAN, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement number 333-29099 on Form S-8 filed with the Securities and Exchange Commission on June 12, 1997 and Registration Statement number 33-97632 on Form S-8 filed with the Securities and Exchange Commission on October 2, 1995, as amended by Amendment No. 1 filed August 5, 1997, pertaining to our report dated March 26, 1999 with respect to the financial statements and schedule of the U.S. Robotics Corporation 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



/s/ Morris, Davis & Chan
-----------------------------
Morris, Davis & Chan
Oakland, California
March 26, 1999